Legal Proceedings

General

We are involved in routine litigation. Governmental authorities and other parties frequently threaten us with legal proceedings. However, we do not consider that there are any current proceedings which could materially adversely affect our overall business or financial position.

Legal proceedings settled

In July 2001, the ACCC commenced court action against Telstra in the Federal Court, alleging we made misleading statements to former One.Tel next generation mobile customers concerning the liability of those customers to pay termination or disconnection fees to One.Tel if they moved to a service provider other than Telstra. The proceedings were settled between the parties in December 2001, without any material adverse effect upon Telstra's business or its financial position.

In 1998 and 1999 AAPT and Primus notified a dispute to the ACCC in relation to the amount payable by them to Telstra for PSTN Originating and Terminating Access. Telstra filed an appeal from the subsequent ACCC decisions to the Australian Competition Tribunal, claiming that AAPT and Primus should pay an increased amount for the relevant services. The proceedings were settled in April 2002 and did not have a material adverse effect on our financial results or position.